Exhibit 1

FOR IMMEDIATE RELEASE	16 AUGUST 2013

WPP PLC (“WPP”)

JWT agrees to acquire majority stake in Post Visual in South Korea

WPP announces that its wholly owned operating company, JWT, has agreed to acquire a majority stake in Post Visual, a highly awarded digital agency in South Korea.

Headquartered in Seoul, Post Visual is considered also to be a top creative agency in South Korea, with major clients including Nike, Google, and eBay. Post Visual was the first agency in South Korea to win a Gold Cyber Lion at Cannes and has won Gold awards at other global festivals.

As at year ending December 2012, Post Visual had unaudited revenues of KRW 4.8 billion and gross assets of KRW 3.4 billion as at the same date. Founded in 2000, Post Visual employs more than 60 people.

This investment marks a further step towards WPP’s declared goal of developing its networks in fast-growth and important markets and sectors. In 2012, WPP’s revenues in the fast growing economies of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, were 30% of total Group revenues of US$16.5 billion, or US$5 billion.

Collectively, the Group (including associates) employs more than 47,000 people in the Asia Pacific region, generating revenues of US$5 billion. In South Korea, WPP companies collectively employ 1,400 people (including associates), with revenues of more than US$250 million.

WPP’s digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues. WPP recently raised its targets from 35-40% for each of fast-growth markets and new media to at least 40-45% each, over the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204